U.S. Securities and Exchange Commission
Washington, D.C. 20549

03018967

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 3/27/03
Current Report on Form 8-K 2003-S4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of March, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RFMSI 2003-S4 - COMPMAT

Pmt Rule

----

1 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal defined below

2 Pay A4, a percentage, defined here, of the remaining principal

The percentage is the product of 1) the fraction, the numerator of which is the A4 balance and the denominator is the total senior balance, prior to payment on that payment date, and 2) the percentage defined below.

Period	Percentage
61 - 72	30%
73 - 84	40%
85 - 96	60%
97 - 108	80%
109 and after	100%

3 Pay A3 $16,979 with the remaining principal after the 36th distribution date

4 Pay concurrently to the following the amount available to 4):

To A1, with 0.066980133692 of the amount defined in 4)

To A5, with 0.110510522579 of the amount defined in 4)

To A6, with 0.050232086163 of the amount defined in 4)

To A8, with 0.167450334231 of the amount defined in 4)

To A9, with 0.250504568045 of the amount defined in 4)

To A10, with 0.167450334231 of the amount defined in 4)

To A12, with 0.125587750673 of the amount defined in 4)

To A13, with 0.061284270385 of the amount defined in 4)

5 Pay concurrently to the following the amount available to 5):

To A2, with 0.477310645161 of the amount available to 5)

To A5, with 0.16133640553 of the amount defined in 5)

To A6, with 0.073334516129 of the amount defined in 5)

To A12, with 0.28801843318 of the amount defined in 5)

6 Pay A3, A4 sequentially with remaining principal

7 Pay B1, B2, B3, B4, B5, B6 pro-rata with remaining principal

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal

Total principal received minus senior principal

Pass Thru Rate

5.75%

XS Interest

XS receives the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

```
A3A Notional Bal
   = A3 Bal

A3B Notional Bal
   = A3 Bal

A7 Notional Bal
   = A6 Bal

A11 Notional Bal
   = A9 Bal

A6 Formula
   = libl + .45

A6 Cap
   = 8.5

A6 Floor
   = 0.45

A7 Formula
   = 8.05 - libl

A7 Cap
   = 8.05

A7 Floor
   = 0

A9 Formula
   = libl + 0.45

A9 Cap
   = 8

A9 Floor
   = 0.45

A11 Formula
   = 7.55 - libl

A11 Cap
   = 7.55

A11 Floor
   = 0
```

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
30YR WL	5.850%	410,256,410	6.100%	29- 9	0- 3

SETTLEMENT : MAR 28, 2003
FIRST PAY : APR 25, 2003

PREPAY : 300% PSA

LIB1 : 1.28375% LIB1 INDEX

U.S. Treasury Yield Curve :

PRICING : 300 PSA

Year :	0.252	0.501	1.967	4.932	9.932	27.932
Yield :	1.088	1.075	1.403	2.520	3.570	4.623

		Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Dur-ation	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Sprd	Price Sensitivity B.P.	$ Change
ASSET		410,256,410	5.8500			4/03	12/32	5.52								
CMOs		410,256,410	5.8500			4/03	12/32	5.52								
A-1-SEQ		20,000,000	4.5000	54	27	4/03	10/10	3.38								
A-2-SEQ		20,715,282	5.7500	54	27	10/10	9/16	9.76								
A-3-SEQ		16,979,000	5.5000	54	27	4/06	12/32	16.19								
A3A	- I	16,979,000NP	0.1800	54	27	4/06	12/32	16.19								
A3B	- I	16,979,000NP	0.0700	54	27	4/06	12/32	16.19								
A-4-NAS		41,025,000	5.7500	54	27	4/08	12/32	11.00								
A-5-SEQ		40,000,000	4.5000	54	27	4/03	9/16	4.49								
A-6-SEQ	-F	18,181,818	1.7900	30	3	4/03	9/16	4.49								
A-7-SEQ	-QI	18,181,818NP	6.7100	30	3	4/03	9/16	4.49								
A-8-SEQ		50,000,000	5.5000	54	27	4/03	10/10	3.38								
A-9-SEQ	-F	74,799,662	1.7337	30	3	4/03	10/10	3.38								
A-10-SEQ		50,000,000	3.5000	54	27	4/03	10/10	3.38								
A-11-SEQ	-QI	74,799,662NP	6.2663	30	3	4/03	10/10	3.38								
A12		50,000,000	5.7500	54	27	4/03	9/16	4.97								
A13		18,299,238	4.7500	54	27	4/03	10/10	3.38								
B-1-PPLO		10,256,410	5.7500	54	27	4/03	12/32	10.32								
B-2-PPLO		0	0.0000	54	27	3/03	3/03	0.00								
B-3-PPLO		0	0.0000	54	27	3/03	3/03	0.00								
B-4-PPLO		0	0.0000	54	27	3/03	3/03	0.00								
B-5-PPLO		0	0.0000	54	27	3/03	3/03	0.00								
B-6-PPLO		0	0.0000	54	27	3/03	3/03	0.00								
XS	- I	410,256,410NP	0.1000	54	27	4/03	12/32	5.52								

PY Table
Salomon Smith Barney

Fri Mar 21, 2003 13:09:31

TRANCHE : A-3-SEQ
AMOUNT : 16,979,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 03/28/2003
FIRST PAYMENT DATE : 04/25/2003

PSA	0	100	300	400	500
99.25000	5.593	5.594	5.601	5.611	5.633
99.31250	5.588	5.589	5.595	5.603	5.621
99.37500	5.584	5.584	5.589	5.596	5.610
99.43750	5.579	5.579	5.583	5.588	5.599
99.50000	5.574	5.574	5.576	5.580	5.587
99.56250	5.569	5.569	5.570	5.572	5.576
99.62500	5.564	5.564	5.564	5.564	5.565
99.68750	5.559	5.559	5.558	5.557	5.554
99.75000	5.554	5.554	5.552	5.549	5.542
99.81250	5.549	5.549	5.546	5.541	5.531
99.87500	5.545	5.544	5.540	5.533	5.520
99.93750	5.540	5.539	5.534	5.526	5.509
100.00000	5.535	5.535	5.528	5.518	5.498
100.06250	5.530	5.530	5.522	5.510	5.486
100.12500	5.525	5.525	5.516	5.502	5.475
100.18750	5.520	5.520	5.509	5.495	5.464
100.25000	5.516	5.515	5.503	5.487	5.453
100.31250	5.511	5.510	5.497	5.479	5.442
100.37500	5.506	5.505	5.491	5.472	5.430
100.43750	5.501	5.500	5.485	5.464	5.419
100.50000	5.496	5.496	5.479	5.456	5.408
100.56250	5.492	5.491	5.473	5.448	5.397
100.62500	5.487	5.486	5.467	5.441	5.386
100.68750	5.482	5.481	5.461	5.433	5.375
100.75000	5.477	5.476	5.455	5.425	5.364
100.81250	5.473	5.471	5.449	5.418	5.353
100.87500	5.468	5.467	5.443	5.410	5.341
100.93750	5.463	5.462	5.437	5.402	5.330
101.00000	5.458	5.457	5.431	5.395	5.319
101.06250	5.453	5.452	5.425	5.387	5.308
101.12500	5.449	5.447	5.419	5.380	5.297
101.18750	5.444	5.442	5.413	5.372	5.286
101.25000	5.439	5.438	5.407	5.364	5.275

WAL	25.33	24.53	16.19	11.25	6.84
DUR @ 100.25000	12.89	12.73	10.25	8.05	5.56
START	4/06	4/06	4/06	4/06	4/06
END	12/32	12/32	12/32	12/32	5/11

Salomon Smith Barney

Fri Mar 21, 2003 13:09:31

TRANCHE : A-5-SEQ
AMOUNT : 40,000,000
COUPON : 4.50000

YIELD TABLE

SETTLE DATE : 03/28/2003
FIRST PAYMENT DATE : 04/25/2003

PSA	0	100	300	400	500
99.50000	4.559	4.569	4.595	4.608	4.621
99.56250	4.554	4.561	4.578	4.588	4.596
99.62500	4.549	4.552	4.562	4.567	4.572
99.68750	4.543	4.544	4.546	4.547	4.547
99.75000	4.538	4.536	4.529	4.526	4.523
99.81250	4.533	4.527	4.513	4.505	4.498
99.87500	4.528	4.519	4.497	4.485	4.474
99.93750	4.523	4.511	4.480	4.464	4.450
100.00000	4.517	4.503	4.464	4.444	4.426
100.06250	4.512	4.494	4.448	4.423	4.401
100.12500	4.507	4.486	4.432	4.403	4.377
100.18750	4.502	4.478	4.416	4.382	4.353
100.25000	4.496	4.470	4.399	4.362	4.329
100.31250	4.491	4.461	4.383	4.341	4.304
100.37500	4.486	4.453	4.367	4.321	4.280
100.43750	4.481	4.445	4.351	4.301	4.256
100.50000	4.476	4.437	4.335	4.280	4.232
100.56250	4.471	4.429	4.319	4.260	4.208
100.62500	4.465	4.421	4.303	4.239	4.184
100.68750	4.460	4.412	4.286	4.219	4.160
100.75000	4.455	4.404	4.270	4.199	4.136
100.81250	4.450	4.396	4.254	4.179	4.112
100.87500	4.445	4.388	4.238	4.158	4.088
100.93750	4.440	4.380	4.222	4.138	4.064
101.00000	4.434	4.372	4.206	4.118	4.040
101.06250	4.429	4.364	4.190	4.098	4.016
101.12500	4.424	4.355	4.174	4.078	3.992
101.18750	4.419	4.347	4.158	4.057	3.968
101.25000	4.414	4.339	4.142	4.037	3.944
101.31250	4.409	4.331	4.127	4.017	3.920
101.37500	4.404	4.323	4.111	3.997	3.897
101.43750	4.399	4.315	4.095	3.977	3.873
101.50000	4.394	4.307	4.079	3.957	3.849

WAL	19.19	10.61	4.49	3.42	2.83
DUR @ 100.50000	11.97	7.57	3.85	3.04	2.57
START	4/03	4/03	4/03	4/03	4/03
END	7/32	4/30	9/16	10/11	6/09

Salomon Smith Barney
TRANCHE : A-6-SEQ -F
AMOUNT : 18,181,818
COUPON : 1.79000
FORMULA : LIB1 + 0.45000
CAP : 8.50000%
FLOOR : 0.45000%

YIELD TABLE

Fri Mar 21, 2003 13:09:31
SETTLE DATE : 03/28/2003
FIRST PAYMENT DATE : 04/25/2003

PSA	0	100	300	400	500
99.00000	1.804	1.850	1.980	2.050	2.111
99.06250	1.800	1.843	1.965	2.031	2.088
99.12500	1.796	1.836	1.950	2.011	2.065
99.18750	1.792	1.829	1.935	1.992	2.042
99.25000	1.788	1.822	1.920	1.972	2.018
99.31250	1.784	1.815	1.905	1.953	1.995
99.37500	1.780	1.809	1.890	1.934	1.972
99.43750	1.776	1.802	1.875	1.914	1.949
99.50000	1.772	1.795	1.860	1.895	1.926
99.56250	1.768	1.788	1.845	1.876	1.903
99.62500	1.764	1.781	1.830	1.857	1.880
99.68750	1.760	1.774	1.815	1.837	1.857
99.75000	1.756	1.768	1.800	1.818	1.834
99.81250	1.752	1.761	1.786	1.799	1.811
99.87500	1.748	1.754	1.771	1.780	1.788
99.93750	1.744	1.747	1.756	1.760	1.765
100.00000	1.740	1.740	1.741	1.741	1.742
100.06250	1.736	1.734	1.726	1.722	1.719
100.12500	1.732	1.727	1.711	1.703	1.696
100.18750	1.728	1.720	1.697	1.684	1.673
100.25000	1.724	1.713	1.682	1.665	1.650
100.31250	1.721	1.707	1.667	1.646	1.627
100.37500	1.717	1.700	1.652	1.627	1.604
100.43750	1.713	1.693	1.638	1.608	1.581
100.50000	1.709	1.686	1.623	1.589	1.559
100.56250	1.705	1.680	1.608	1.570	1.536
100.62500	1.701	1.673	1.594	1.551	1.513
100.68750	1.697	1.666	1.579	1.532	1.490
100.75000	1.693	1.660	1.564	1.513	1.468
100.81250	1.689	1.653	1.550	1.494	1.445
100.87500	1.685	1.646	1.535	1.475	1.422
100.93750	1.681	1.640	1.520	1.456	1.400
101.00000	1.677	1.633	1.506	1.437	1.377

WAL	19.19	10.61	4.49	3.42	2.83
DUR @					
100.00000	15.78	9.22	4.22	3.26	2.72
START	4/03	4/03	4/03	4/03	4/03
END	7/32	4/30	9/16	10/11	6/09

Salomon Smith Barney
TRANCHE : A-8-SEQ
AMOUNT : 50,000,000
COUPON : 5.50000

YIELD TABLE

Fri Mar 21, 2003 13:09:31
SETTLE DATE : 03/28/2003
FIRST PAYMENT DATE : 04/25/2003

PSA	0	100	300	400	500
101.50000	5.383	5.248	4.935	4.802	4.684
101.56250	5.377	5.238	4.914	4.777	4.655
101.62500	5.371	5.227	4.894	4.751	4.626
101.68750	5.365	5.217	4.873	4.726	4.597
101.75000	5.359	5.207	4.852	4.701	4.568
101.81250	5.354	5.196	4.832	4.676	4.539
101.87500	5.348	5.186	4.811	4.651	4.510
101.93750	5.342	5.176	4.790	4.626	4.481
102.00000	5.336	5.165	4.770	4.601	4.453
102.06250	5.330	5.155	4.749	4.576	4.424
102.12500	5.324	5.145	4.729	4.551	4.395
102.18750	5.318	5.134	4.708	4.526	4.366
102.25000	5.312	5.124	4.688	4.502	4.337
102.31250	5.306	5.114	4.667	4.477	4.309
102.37500	5.300	5.104	4.647	4.452	4.280
102.43750	5.295	5.093	4.626	4.427	4.251
102.50000	5.289	5.083	4.606	4.402	4.223
102.56250	5.283	5.073	4.585	4.378	4.194
102.62500	5.277	5.063	4.565	4.353	4.166
102.68750	5.271	5.053	4.545	4.328	4.137
102.75000	5.265	5.042	4.524	4.303	4.109
102.81250	5.260	5.032	4.504	4.279	4.080
102.87500	5.254	5.022	4.483	4.254	4.052
102.93750	5.248	5.012	4.463	4.229	4.023
103.00000	5.242	5.002	4.443	4.205	3.995
103.06250	5.236	4.992	4.423	4.180	3.966
103.12500	5.230	4.982	4.402	4.156	3.938
103.18750	5.225	4.971	4.382	4.131	3.910
103.25000	5.219	4.961	4.362	4.107	3.881
103.31250	5.213	4.951	4.342	4.082	3.853
103.37500	5.207	4.941	4.322	4.058	3.825
103.43750	5.202	4.931	4.301	4.033	3.797
103.50000	5.196	4.921	4.281	4.009	3.768
WAL	17.23	7.96	3.38	2.72	2.32

DUR @ 102.50000	10.37	5.94	2.97	2.45	2.12
START	4/03	4/03	4/03	4/03	4/03
END	9/30	11/22	10/10	11/08	10/07

Fri Mar 21, 2003 13:09:31
TRANCHE : A-10-SEQ
AMOUNT : 50,000,000
COUPON : 3.50000

YIELD TABLE

SETTLE DATE : 03/28/2003
FIRST PAYMENT DATE : 04/25/2003

PSA	0	100	300	400	500
99.50000	3.548	3.567	3.612	3.632	3.649
99.56250	3.542	3.557	3.592	3.607	3.620
99.62500	3.537	3.547	3.572	3.582	3.591
99.68750	3.532	3.538	3.551	3.557	3.562
99.75000	3.527	3.528	3.531	3.532	3.533
99.81250	3.522	3.519	3.511	3.507	3.505
99.87500	3.517	3.509	3.490	3.483	3.476
99.93750	3.512	3.499	3.470	3.458	3.447
100.00000	3.506	3.490	3.450	3.433	3.418
100.06250	3.501	3.480	3.430	3.408	3.390
100.12500	3.496	3.471	3.410	3.384	3.361
100.18750	3.491	3.461	3.389	3.359	3.332
100.25000	3.486	3.451	3.369	3.335	3.304
100.31250	3.481	3.442	3.349	3.310	3.275
100.37500	3.476	3.432	3.329	3.285	3.247
100.43750	3.471	3.423	3.309	3.261	3.218
100.50000	3.466	3.413	3.289	3.236	3.190
100.56250	3.461	3.404	3.269	3.212	3.161
100.62500	3.456	3.394	3.249	3.187	3.133
100.68750	3.450	3.385	3.229	3.163	3.104
100.75000	3.445	3.375	3.209	3.138	3.076
100.81250	3.440	3.366	3.189	3.114	3.048
100.87500	3.435	3.356	3.169	3.089	3.019
100.93750	3.430	3.347	3.149	3.065	2.991
101.00000	3.425	3.337	3.129	3.041	2.963
101.06250	3.420	3.328	3.109	3.016	2.935
101.12500	3.415	3.319	3.089	2.992	2.906
101.18750	3.410	3.309	3.069	2.968	2.878
101.25000	3.405	3.300	3.050	2.943	2.850
101.31250	3.400	3.290	3.030	2.919	2.822
101.37500	3.395	3.281	3.010	2.895	2.794
101.43750	3.390	3.272	2.990	2.871	2.766
101.50000	3.385	3.262	2.970	2.847	2.738
WAL	17.23	7.96	3.38	2.72	2.32

DUR @ 100.50000	12.21	6.52	3.09	2.53	2.18
START	4/03	4/03	4/03	4/03	4/03
END	9/30	11/22	10/10	11/08	10/07